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    [LINCOLN FINANCIAL GROUP(R) LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK LOGO]

                                                               ONE GRANITE PLACE
                                                    CONCORD, NEW HAMPSHIRE 03301


VIA EDGARLINK
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April 2, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0305


Re: JPF Separate Account B of Jefferson Pilot LifeAmerica Insurance Company Registration Statement on Form N-6 (File No. 333-141750)


Dear Commissioners:

On behalf of Jefferson Pilot LifeAmerica Insurance Company (the "Company") and JPF Separate Account B (the "Account"), I hereby request that Registration Statement on Form N-6 (Registration No. 333-141750) of the Account under the Securities Act of 1933 and under the Investment Company Act of 1940 (the "Registration Statement") today be withdrawn.

The request to withdraw the Registration Statement is because it was inadvertently filed as an initial registration statement rather than a post-effective amendment to an existing registration statement.

Thank you for your assistance. Please contact me at (603) 226-5105 with any questions and to advise me if this request has been granted.

Sincerely,

JPF Separate Account B of Jefferson Pilot LifeAmerica Insurance Company

By:  Jefferson Pilot LifeAmerica Insurance Company

      By:  /s/  Frederick C. Tedeschi
           -----------------------------------
           Frederick C. Tedeschi
           Vice President and Associate
              General Counsel